VERÓN

Los Angeles



PLANT BASED MACARONS









Verón was created by founder Shera Fournier to satisfy her sweetest indulgences while honoring her deeply held values of respecting all living beings. French macarons are a nearly 200-year-old delicacy of Parisian tea rooms, their legacy stemming from a uniquely light texture in a bite-sized cookie. Shera's goal in creating specialty vegan macarons was to match the experience of eating these time-tested French meringues and make them accessible to a modern plant-based audience.





CONSCIOUS INDULGENCE

100% VEGAN

QUALITY INGREDIENTS

PALM OIL FREE

GLUTEN FREE

ARTIFICIAL COLOR & FLAVOR FREE

CORN FREE

SOY FREE



PLANT BASED LIFESTYLE





Plant-based food sales are expected to **increase fivefold** by 2030.

Mainstream US health organizations are **recommending** a plant based diet. Including Kaiser Permanente, the largest health care organization in the US, the Dietary Guidelines Advisory Committee, and the American Institute for Cancer Research.

21% of Baby Boomers and Generation X identify as vegan and **40%** of of millennials identify as vegan

PRESS



VegNews

"Nothing brightens our day more than a delivery of The Verón macarons."

VEGANUARY

"Veganuary is here to help everyone who wants to try vegan, and our job is made much, much easier when delicious, gourmet vegan products like Verón hit the market!"

VegOut

"Upon its launch in September of last year, Verón has risen in popularity among vegan and non-vegans."



COMPANY GROWTH

Average Monthly Sales



REVENUE STREAMS

🌐 eCommerce Website

Macarons ordered online are shipped nationwide to every single state including AK and HI

🏪 Wholesale

Sold in 25+ stores, cafes, and markets across 6 states

🎪 Pop-Ups

Markets across southern CA put us face to face with customers and enable us to offer non-shipable products

🏛 Brick & Mortar (Coming Q4 2022)

Will provide us with visibility in a busy urban location, expand offerings to coffee & tea and a variety of other pastries and merchandise

BAKERIES COME TO US

Verón is the #1 choice for the top
vegan bakeries to source their macarons











RETAIL EXPERIENCE

A location for patrons to enjoy the full macaron experience

DESIGN

A chic minimalist design



ESPRESSO 1.5
FLAT WHITE 3
LATTE 1.5
CAPPUCCINO 3
DAILY BREW 3
ORANGE CAPPUCCINO 3.5
COLD BREW 2.5
COLD BREW MILK 3
LEMONADE 5
GINGER SHOT 3.5
ALMOND CROISSANT 3
RASPBERRY BROWNIE 4.2
BANANA BREAD 4.2
LEMON LOAF 4.2
PAMPKIN BREAD 4.2
LEMON RICCOTTA CAKE 5
ORANGE CINNAMON 4
MOIST CARROT CAKE 4.5
APPLE TART
RESTROOM

LOCATION

Located in a high foot traffic area on a busy corner walking distance from many of Downtown LA's most famous sites. Four pull-up doors in view from street will make it easy for new and current customers to locate us.



"Ohh yeah! A place I can go buy your vegan desserts!!!"

"My daughters and I look forward to many trips to your location"

"So exciting!! I will definitely be a regular!!"

FANBASE

"Your macarons are delish and definitely worth supporting. Can't wait!

"I can't wait for your brick and mortar!"



CEO PROFILE

Raised Vegetarian,
10+ years vegan

Degree in Applied Mathematics,
published math author

6 years working in Data/Statistical
Analysis and Consulting

Experience building a
successful 6
figure business

Building positive
relationships with the
community and team



PARTNER WITH US

Together we can grow even more and reach our goals



PRODUCT, SALES & MARKETING

50 MONTHLY REVENUE

100+ RETAIL PARTNERS NATIONWIDE

For More Information:

✉ info@theveron.com

🌐 TheVeron.com

"In a world of cookies, be a macaron"

